Exhibit 17.2

JUSTIN FRERE RESIGNATION LETTER

March 23, 2022

The Board of Directors
RenovaCare, Inc.

9375 E. Shea Blvd, Suite 107-A

Scottsdale, AZ 85260

Dear Harmel,:

I hereby tender my resignation as the Chief Financial Officer, Treasurer and Secretary of RenovaCare, Inc. (the “Company”), and as to any and all other positions I may hold, effective March 24, 2022.

Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, or the Board as to any matter relating to the Company's operations, policies, or practices.

I am grateful for the opportunity to have served the Company as an executive officer and thank you for your support, integrity and humanity. I look forward to the Company’s success in its challenges and efforts on its path to bringing such a vital treatment to burn victims.

Sincerely,

/s/ Justin Frere

Justin Frere